SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                            PICK Communications Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   719569-949
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Bruce Glaser, 830 Third Avenue, Fourth Floor, New York, NY 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 3, 1999
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 128 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719569-949               SCHEDULE 13D              Page 2 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates
      13-3467952
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,245,366
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719569-949               SCHEDULE 13D              Page 3 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp.
      13-3468747
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,245,366
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719569-949               SCHEDULE 13D              Page 4 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               1,632,030
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        1,632,030
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,877,396
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719569-949               SCHEDULE 13D              Page 5 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               2,350,250
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        2,350,250
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,595,616
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719569-949               SCHEDULE 13D              Page 6 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               177,891
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        177,891
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,423,257
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719569-949               SCHEDULE 13D              Page 7 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Asciutto
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               93,388
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        93,388
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,338,754
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719569-949               SCHEDULE 13D              Page 8 of 128 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Beuret
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               21,729
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             6,245,366
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        21,729
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,245,366
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,267,095
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 9 of 128 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.01 per share ("Common Stock"), of PICK Communications Corp., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 155 Route 46 West, Interchange Plaza II, Wayne, New Jersey 07470.

      The shares of Common Stock that are the subject of this statement either
      (A) were issued (i) as placement agent compensation in connection with a private placement (the "Agent's Shares"), (ii) as solicitation agent in connection with a debt restructuring (the "Restructuring") undertaken by the Company (the "Restructuring Shares"), or (iii) were or may in the future be issued in connection with the extension and subsequent amendment (the "Note Shares') of $900,250 principal amount of the Company's convertible promissory notes (the "Notes") or (B) are issuable (i) upon exercise of five-year warrants (the "Agent's Warrants") issued as placement agent compensation which have an exercise price of $.10 per share, (ii) upon conversion of shares of the Company's series B convertible preferred stock (the "Series B Preferred"), at a conversion rate of $.10 per share or10 shares of Common Stock for each share of Series B Preferred, (iii) upon conversion of the Notes, at a conversion rate of $1.00 per share or one share of Common Stock for each $1.00 principal amount of Notes, (iv) upon exercise of five-year warrants issued in connection with the private placement of the Notes (the "Private Placement Warrants") which have an exercise price of $.10 per share or which the Company may be required to issue as compensation for extending and amending the Notes (the "Note Warrants") or (v) upon exercise of five-year warrants issued in connection with the Restructuring (the "Restructuring Warrants") which have an exercise price of $1.375 per share. Certain of the foregoing conversion and exercise prices reflect adjustments which were made subsequent to the date of issuance and such prices are subject to further adjustment in certain instances.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., the corporate general partner of Commonwealth ( "CAMC"), Michael S. Falk, the Chairman and controlling equity owner CAMC, Keith Rosenbloom, Basil Ascuitto and Robert Beuret, employees, directors and shareholders of CAMC, and Robert Priddy, a director and shareholder of CAMC (the "Reporting Persons").

      The officers of CAMC (the "CMAC Officers"), all of whom are U.S. citizens, are :

                    Michael Falk     Chief Executive Officer
                    Bruce Glaser     Chief Administrative Officer
                    Joseph Wynne     Chief Financial Officer
                    Basil Ascuitto   Chief Operating Officer

                                                            Page 10 of 128 Pages

      The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy's is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

      During the past five years, none of the Reporting Persons or CAMC Officers has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Commonwealth acquired the Agent's Shares and the Agent's Warrants in 1998 for a nominal purchase price with funds provided from working capital pursuant to an Agency Agreement dated as of July 15, 1998 with the Company (the "Agency Agreement") filed as Exhibit (1) hereto, pursuant to which Commonwealth acted as placement agent in connection with a $9,900,000 private placement (the "Private Placement") of Units (the "Units"), each Unit consisting of $100,000 principal amount of Notes and 100,000 Private Placement Warrants. In no case were any funds borrowed. The Agent's Shares and Agent's Warrants were distributed by Commonwealth among its employees, including the Reporting Persons (other than Mr. Priddy). The Reporting Persons currently hold an aggregate of 431,718 Agent's Shares and 842,740 Agent's Warrants.

      Commonwealth, Mr. Falk and Mr. Priddy purchased an aggregate of $900,250 principal amount of Notes and 900,250 Private Placement Warrants as investors in the Private Placement for an aggregate purchase price of $900,250, which amount was provided by Commonwealth from its working capital and by Messrs. Falk and Priddy from personal funds. In no case were any funds borrowed. Commonwealth, Mr. Falk and Mr. Priddy were granted the right to receive an aggregate of 945,715 Note Shares and 225,062 Note Warrants for extending and then amending their Notes for no additional cash consideration.

      The Reporting Persons (other than Mr. Beuret) purchased 468,000 shares of Series B Preferred (convertible into 4,680,000 shares of Common Stock) in April 1999 as investors in the Company for a purchase price of $468,000, which amount was provided by Commonwealth from its working capital and by the other Reporting Persons from their personal funds. In no case were any funds borrowed.

      Commonwealth acquired the Restructuring Shares and the Restructuring Warrants in May 1999 as compensation pursuant to an agreement dated April 21, 1999 with the Company (the "Restructuring Agreement") filed as Exhibit
      (8) hereto, pursuant to which Commonwealth acted as solicitation agent in connection with the Restructuring. The Restructuring Shares and Restructuring Warrants were distributed by Commonwealth among its employees, including the Reporting Persons (other than Mr. Priddy and Mr. Beuret). The Reporting Persons currently hold an aggregate of 1,275,936 Restructuring Shares and 318,981 Restructuring Warrants.

                                                            Page 11 of 128 Pages

Item 4. Purpose of Transaction.

      The Agent's Shares and Agent's Warrants were acquired by the Reporting Persons as compensation for services rendered in connection with the Private Placement solely for investment purposes and not for the purpose of acquiring control of the Company. The Notes, the Private Placement Warrants and the Series B Preferred were acquired to make a profitable investment. The Restructuring Shares and Restructuring Warrants were acquired by the Reporting Persons as compensation for services rendered in connection with the Restructuring for investment purposes and not for the purpose of acquiring control of the Company. The granting by the Company of the right to receive the Note Warrants and the Note Shares was part of the Restructuring undertaken by the Company for its own purposes.

      Pursuant to the Agency Agreement, Commonwealth has the right until November 2000 to appoint an observer to attend all Board meetings. In addition, the Agency Agreement contained restrictions on the Company's ability while the notes were outstanding to amend its certificate of incorporation or by-laws with shareholder approval and approval of the holders of a majority of the Notes issued in the Private Placement.

      In connection with the Restructuring, the Company and Commonwealth entered into the Restructuring Agreement, pursuant to which Commonwealth was given the right to appoint one designee to the Company's Board of Directors and the Noteholders were given the right to appoint one designee (to be selected either by Commonwealth or the holders of at least 51% of the outstanding principal amount of the Notes). In addition, the Company agreed to appoint Mr. Priddy to the Board, although Mr. Priddy has not yet determined when or if he will join the Board. While Commonwealth is in discussions with potential designees, it has not yet appointed anyone to the Board, and the identity and timing of any designees is currently uncertain.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
      Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)(1) Commonwealth is the beneficial owner of an aggregate of 6,245,366 shares of Common Stock, representing approximately 13.0% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holdings include the right to acquire (i) 3,180,000 shares issuable upon conversion of Series B Preferred, (ii) 671,186 shares issuable upon exercise of Agent's Warrants, (iii) 250,250 shares issuable upon conversion of Notes, (iv) 250,250 shares issuable upon exercise of Private Placement Warrants, (v) 62,562 shares issuable upon exercise of Note Warrants and (vi) 244,376 shares issuable upon exercise of Restructuring Warrants.

                                                            Page 12 of 128 Pages

(a)(2) Mr. Falk is the beneficial owner of an aggregate of 7,877,396 shares of Common Stock, representing approximately 16.0% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 6,245,366 shares, Mr. Falk's holdings include the right to acquire (i) 700,000 shares issuable upon conversion of Series B Preferred, (ii) 104,537 shares issuable upon exercise of Agent's Warrants, (iii) 150,000 shares issuable upon conversion of Notes, (iv) 150,000 shares issuable upon exercise of Private Placement Warrants, (v) 37,500 shares issuable upon exercise of Note Warrants, and (vi)56,074 shares issuable upon exercise of Restructuring Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

(a)(3) Mr. Priddy is the beneficial owner of an aggregate of 2,350,250 shares of Common Stock, representing approximately 5.2% of the issued and outstanding shares of Common Stock of the Company. Mr. Priddy's holdings include the right to acquire (i) 700,000 shares issuable upon conversion of Series B Preferred, (ii) 500,000 shares issuable upon conversion of Notes, (iii) 500,000 shares issuable upon exercise of Private Placement Warrants, and (iv) 125,000 shares issuable upon exercise of Note Warrants. In his capacity as a director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to Commonwealth's 6,245,366 shares and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(4) Mr. Rosenbloom is the beneficial owner of an aggregate of 177,891 shares of Common Stock, representing approximately 0.4% of the issued and outstanding shares of Common Stock of the Company. Mr. Rosenbloom's holdings include the right to acquire (i) 50,000 shares issuable upon conversion of Series B Preferred,(ii) 31,868 shares issuable upon exercise of Agent's Warrants and (iii) 16,031 shares issuable upon exercise of Restructuring Warrants. In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to Commonwealth's 6,245,366 shares and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(5) Mr. Ascuitto is the beneficial owner of an aggregate of 93,388 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock of the Company. Mr. Ascuitto's holdings include the right to acquire (i) 50,000 shares issuable upon conversion of Series B Preferred, (ii) 20,662 shares issuable upon exercise of Agent's Warrants, and (iii)2,500 shares issuable upon exercise of Restructuring Warrants. In his capacity as a director of CAMC, Mr. Ascuitto shares voting and dispositive power with respect to Commonwealth's 6,245,366 shares and may be deemed to be the beneficial owner of such securities, although Mr. Ascuitto disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

                                                            Page 13 of 128 Pages

(a)(6) Mr. Beuret is the beneficial owner of an aggregate of 21,729 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock of the Company. Mr. Beuret's holdings include the right to acquire14,487 shares issuable upon exercise of Agent's Warrants. In his capacity as a director of CAMC, Mr. Beuret shares voting and dispositive power with respect to Commonwealth's 6,245,366 shares and may be deemed to be the beneficial owner of such securities, although Mr. Beuret disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(b)    Number of shares as to which each such person has:

(1)    sole power to vote or to direct the vote:

       (i) Mr. Falk has the sole power to vote or to direct the vote of his1,632,030 shares.

       (ii) Mr. Priddy has the sole power to vote or to direct the vote of his 2,350,250 shares.

       (iii) Mr. Rosenbloom has the sole power to vote or to direct the vote of his 177,891 shares.

       (iv) Mr. Ascuitto has the sole power to vote or to direct the vote of his 93,388 shares.

       (v) Mr. Beuret has the sole power to vote or to direct the vote of his 21,729 shares.

(2)    shared power to vote or to direct the vote:

       Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom, Basil Ascuitto and Robert Beuret share the power to vote or to direct the vote of Commonwealth's 6,245,366 shares.

(3)    sole power to dispose or to direct the disposition of:

       (i) Mr. Falk has the sole power to dispose or to direct the disposition of his 1,351,656 shares.

       (ii) Mr. Priddy has the sole power to dispose or to direct the disposition of his 2,350,250 shares.

       (iii) Mr. Rosenbloom has the sole power to dispose or to direct the disposition of his 177,891 shares.

       (iv) Mr. Ascuitto has the sole power to dispose or to direct the disposition of his 93,388 shares.

       (v) Mr. Beuret has the sole power to dispose or to direct the disposition of his 21,729 shares.

(4)    shared power to dispose of or to direct the disposition of:

       Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom, Basil Ascuitto and Robert Beuret share the power to dispose or to direct the disposition of Commonwealth's 6,245,366 shares.

(c)    Inapplicable

                                                            Page 14 of 128 Pages

(d)    Inapplicable

(e)    Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Under the terms of the Subscription Agreements filed as Exhibits 4 and 7 hereto between the Company and the purchasers of the Notes and Private Placement Warrants and the Company and the purchasers of the Series B Preferred, respectively, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission with respect to the shares issuable upon conversion of the Notes, exercise of the Private Placement Warrants and conversion of the Series B Preferred. Pursuant to the terms of the Agent's Warrant filed as Exhibit 5 hereto, the Company has agreed to register the shares of Common Stock underlying the Agent's Warrants with the SEC under certain circumstances.

       Under the terms of the Restructuring Agreement filed as Exhibit 8 hereto, the Company agreed to file a registration statement with respect to the Restructuring Shares and Restructuring Warrants within six months of the effective date of the Restructuring, and to use its best efforts to cause such registration statement to become effective as soon as possible thereafter.

                                                            Page 15 of 128 Pages

Item 7. Materials to be Filed as Exhibits.

      (1) Agency Agreement dated as of July 13, 1998 between Commonwealth and the Company

      (2)   Form of Note, as extended and amended

      (3)   Form of Private Placement Warrant

      (4) Subscription Agreement regarding purchase of the Company's Notes and Private Placement Warrants

      (5)   Form of Agent's Warrant

      (6) Certificate of Designation, Preferences and Rights of Series B 9% Convertible Preferred Stock

      (7) Subscription Agreement regarding purchase of the Company's Series B Preferred

      (8)   Agreement dated April 21, 1999 between the Company and Commonwealth

      (9) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act

                                                            Page 16 of 128 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999                Commonwealth Associates L.P.
       New York, New York

                                   By: Commonwealth Associates Management Corp., its general partner

                                   By: /s/ Joseph Wynne
                                       -----------------------------------------
                                          Joseph Wynne
                                          Chief Financial


Dated: May 14, 1999                /s/ Michael S. Falk
       New York, New York          ---------------------------------------------
                                   Michael S. Falk


Dated: May 14, 1999                /s/ Robert Priddy
       Marietta, Georgia           ---------------------------------------------
                                   Robert Priddy


Dated: May 14, 1999                /s/ Keith Rosenbloom
       New York, New York          ---------------------------------------------
                                   Keith Rosenbloom


Dated: May 14, 1999                /s/ Basil Ascuitto
       New York, New York          ---------------------------------------------
                                   Basil Ascuitto


Dated: May 14, 1999                /s/ Robert Beuret
       New York, New York          ---------------------------------------------
                                   Robert Beuret

                                                            Page 17 of 128 Pages

                                  EXHIBIT INDEX

Exhibit No.                                                                 Page
-----------                                                                 ----

(1)     Agency Agreement dated as of July 13, 1998
          between Commonwealth and the Company..............................  18

(2)     Form of Note, as extended and amended...............................  40

(3)     Form of Private Placement Warrant...................................  60

(4)     Subscription Agreement regarding purchase of
          the Company's Notes and Private Placement Warrants................  71

(5)     Form of Agent's Warrant.............................................  83

(6)     Certificate of Designation, Preferences and Rights of
          Series B 9% Convertible Preferred Stock...........................  97

(7)     Subscription Agreement regarding purchase of the
          Company's Series B Preferred...................................... 103

(8)     Agreement Between Commonwealth and the
          Company dated April 21, 1999...................................... 120

(9)     Joint Statement on Schedule 13D, as required by
          Rule 13d-1(f)(1) under the Exchange Act........................... 128